Beard Energy Transition Acquisition Corp.
601 Lexington Avenue, 20th Floor, #1001, New York, NY 10022

June 15, 2021

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Beard Energy Transition Acquisition Corp.

Registration Statement on Form S-1
Filed March 9, 2021
File No. 333-254049

Ladies and Gentlemen:

Set forth below are the responses of Beard Energy Transition Acquisition Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2021, with respect to the Company’s Registration Statement on Form S-1, File No. 333-254049, filed with the Commission on March 9, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-1 filed March 9, 2021

Summary, page 1

1.

We note your statement that you may enter into a tax receivable agreement pursuant towhich you agree to share with your sponsor or owners of the target of a business combination a portion of any tax benefits resulting from increased deductions, losses and reduced gains.  Please state, if true, that such an agreement could transfer economicbenefits from you to the insiders.  In addition, please identify the factors you will consider when deciding whether to enter into a tax receivable agreement

RESPONSE:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly. Please see page 9.

Securities and Exchange Commission

June 15, 2021

Notes to consolidated financial statements

Note 6. Stockholders’ Equity, page F-12

2.	Please expand your disclosure to provide a more detailed description of the terms of the Class A and Class B units issued by OpCo.
RESPONSE:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly. Please see pages F-14 and F-15.

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Securities and Exchange Commission

June 15, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Caroline Blitzer Phillips, both of Vinson & Elkins L.L.P., at (713) 758-4629 and (212) 237-0251, respectively.

Very truly yours,

BEARD ENERGY TRANSITION ACQUISITION CORP.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
Caroline Blitzer Phillips, Vinson & Elkins L.L.P.